# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Senti Biosciences, Inc., CIK 0001854270
CUSIP: 816944102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 CORPORATE DRIVE, FIRST FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 04/27/2026
Amends the filing with accession number 0001079973-25-000383
Filed by CIK 0002060465
Persons authorized to receive notices and communications: Lin-Chun Huang, PO Box 500, Suite 210, 2nd Floor,, Windward III Regatta Office Park, Grand Cayman, Cayman Islands (E9), KY1-1106, 852 3851 8700; Eleazer Klein, Esq., McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Celadon Partners SPV 24 (CIK 0002060465): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 25,748,890; sole dispositive power 0; shared dispositive power 25,748,890; aggregate amount beneficially owned 25,748,890 (54.6% of the class)
  Comment: Includes 15,971,890 shares of Common Stock assuming the issuance of the Initial Notes (as defined in Item 3 of the Schedule 13D) takes place on the date hereof, the requisite stockholder approval of the Issuer's stockholders is obtained, and immediate exchange of such Initial Notes for Common Stock pursuant to the Securities Purchase Agreement (as defined in Item 3 of the Schedule 13D).
- Celadon Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 25,748,890; sole dispositive power 0; shared dispositive power 25,748,890; aggregate amount beneficially owned 25,748,890 (54.6% of the class)
  Comment: Includes 15,971,890 shares of Common Stock assuming the issuance of the Initial Notes (as defined in Item 3 of the Schedule 13D) takes place on the date hereof, the requisite stockholder approval of the Issuer's stockholders is obtained, and immediate exchange of such Initial Notes for Common Stock pursuant to the Securities Purchase Agreement (as defined in Item 3 of the Schedule 13D).
- CPIF II-7 Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 25,748,890; sole dispositive power 0; shared dispositive power 25,748,890; aggregate amount beneficially owned 25,748,890 (54.6% of the class)
  Comment: Includes 15,971,890 shares of Common Stock assuming the issuance of the Initial Notes (as defined in Item 3 of the Schedule 13D) takes place on the date hereof, the requisite stockholder approval of the Issuer's stockholders is obtained, and immediate exchange of such Initial Notes for Common Stock pursuant to the Securities Purchase Agreement (as defined in Item 3 of the Schedule 13D).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Senti Biosciences, Inc.
Address of issuer's principal executive offices: 2 CORPORATE DRIVE, FIRST FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed with the Securities and Exchange Commission on March 13, 2025 (as amended, the "Schedule 13D"). This Amendment No. 4 supplements Items 3 and 4 and amends and restates Item 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 27, 2026, the Issuer, Senti Biosciences Holdings, a direct, wholly owned subsidiary of the Issuer ("Senti Biosciences Holdings"), and Senti Holdings, Inc. a direct wholly owned subsidiary of Senti Biosciences Holdings ("Senti Holdings"), entered into a securities purchase agreement (the "Securities Purchase Agreement") with CPIF II-7 Limited, an entity affiliated with Celadon Partners SPV 24 ("Celadon").

Pursuant to the Securities Purchase Agreement, the first tranche consists of $10.0 million in aggregate principal amount of Notes that are to be issued (the "Initial Notes"), subject to the satisfaction of certain specified closing conditions, which include, but are not limited to, that the Issuer shall have consummated its previously disclosed holding company reorganization (the "Holding Company Reorganization") pursuant to which the Issuer will merge with and into a subsidiary of Senti Holdings with the Issuer surviving as a wholly-owned, direct subsidiary of Senti Holdings.

Pursuant to the Securities Purchase Agreement, the second tranche consists of up to $30.0 million in aggregate principal amount of Notes that are to be issued after the first tranche (the "Additional Notes" and, together with the Initial Notes, the "Notes"), subject to (1) Celadon's discretionary election and (2) the satisfaction of certain specified closing conditions, which include, but are not limited to, that the Issuer shall have executed, within thirty days of the closing of the Initial Notes, definitive documents for a transaction (the "CVR Transaction") pursuant to which, if consummated, an entity affiliated with Celadon would merge with and into Senti Holdings and Senti Holdings would issue a contingent value right to the Issuer's stockholders, which may pay out up to an aggregate of $60.0 million in cash subject to the achievement of certain regulatory and sales milestones with respect to the Issuer's product candidate, SENTI-202.

The Notes are Senti Holdings' senior, secured indebtedness and are to be guaranteed by Senti Holdings' ultimate parent company pursuant to a guarantee. After issuance and the completion of the Holding Company Reorganization, a holder of the Notes (a "Holder") may convert its Note for shares of Senti Holdings common stock at an initial conversion price of $0.6261 per share, which is subject to customary adjustments upon the occurrence of events specified in the Notes. If Celadon (assuming it still holds Notes) and the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding (the "Required Holders") deliver a notice to convert at least a majority of the aggregate principal amount of Issued Notes then outstanding or the Issuer consummates the CVR Transaction, then the Issuer shall have the right to convert the remaining outstanding Notes.

After issuance, the Notes may also be exchanged for shares of Issuer common stock, prior to the completion of the Holding Company Reorganization or for shares of Senti Holdings common stock, after the completion of the Holding Company Reorganization, at an initial exchange price of $0.6261 per share, subject to customary adjustments upon the occurrence of events specified in the Notes. Such exchange would be subject to approval by the Issuer's shareholders.

The transaction is subject to certain closing conditions and the Notes are subject to certain negative pledges and covenants, as set forth in the Securities Purchase Agreement and the Note.

The foregoing descriptions of the Securities Purchase Agreement and the Note are qualified in their entirety by reference to each agreement, copies of which are filed as Exhibits F and G, respectively, and are incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Issuer agreed to use substantially all of the net proceeds from the sale of the Notes for general corporate purposes and to advance CMC and clinical trials for their product candidate, SENTI-202.

The Reporting Persons also intend to engage in preliminary discussions with the Issuer in connection with certain restructuring or merger and acquisition transactions involving the parties, and the terms and conditions thereof, certain of which may include, without limitation, changes to the Issuer's capital structure or any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon a 47,116,644 shares of Common Stock that would be issued and outstanding as determined by (i) 31,144,754 shares of Common Stock issued and outstanding as of April 22, 2026, as disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed by the Issuer with the Securities and Exchange Commission on April 29, 2026, and (ii) assuming the issuance of the Initial Notes (as defined in Item 3 of the Schedule 13D) takes place on the date hereof, the requisite stockholder approval of the Issuer's stockholders is obtained, and immediate exchange of such Initial Notes for 15,971,890 shares of Common Stock pursuant to the Securities Purchase Agreement (as defined in Item 3 of the Schedule 13D).
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: See Items 3 and 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 3 summarizes the Securities Purchase Agreement and the Note and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
F. Securities Purchase Agreement, dated April 27, 2026, by and among Senti Biosciences Holdings, Inc., Senti Holdings, Inc., Senti Biosciences, Inc. and the purchaser named therein (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 1, 2026 (File No. 001-40440)).
https://www.sec.gov/Archives/edgar/data/1854270/000162828026029320/exhibit101-securitiespurch.htm

G. Form of Senior Secured Convertible Note of Senti Holdings, Inc. (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on May 1, 2026 (File No. 001-40440)).
https://https://www.sec.gov/Archives/edgar/data/1854270/000162828026029320/exhibit102-formofnote.htm

## Signatures
- Celadon Partners SPV 24: /s/ John Cullinane, John Cullinane, Manager, Celadon Partners, LLC (as sole manager of Celadon Partners SPV 24) (05/04/2026)
- Celadon Partners, LLC: /s/ John Cullinane, John Cullinane, Manager (05/04/2026)
- CPIF II-7 Limited: /s/ John Cullinane, John Cullinane, Authorized Signatory (05/04/2026)